September 16, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attn:	Andi Carpenter, Staff Accountant
Andrew Blume, Senior Accountant
Thomas Jones, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	Fitell Corporation
Registration Statement on Form F-1
Submitted August 5, 2022
CIK No. 0001928581

Dear Sir and Madam:

On behalf of Fitell Corporation, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended Draft Registration Statement on Form F-1 (the “Amended DRS”) in response to the comments of the staff (the “Staff”), dated August 25, 2022, with reference to the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 filed with the Commission on August 5, 2022.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 5, 2022

Cover Page

1. Please be advised that we are continuing to review your response to comment 4 and may have future comments in this area. Regarding the disclosure on page 2 about the opening of six stores by the licensee in Eastern China “as of April 25, 2022” and revenue from the licensing agreement is “expected to be less than 15.0% of the Company’s revenue in the fiscal year ended June 30, 2022,” tell us the extent to which your response considered their plans to “open a total of 40 fitness centers” based on an expansion plan by “the end of 2022.” For example, would your revenue in China and/or Hong Kong from the licensing agreement materially increase based on 40 stores compared to 6 stores?

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the territories described in the License Agreement by and between the Company and Js & Je Company Limited, dated as of November 9, 2021 (the “License Agreement”), for the opening of fitness centers by the licensee are “Indonesia, Singapore, Malaysia, mainland China, Hong Kong, and Macau.” Fees payable by the licensee to us pursuant to the License Agreement are a base fee per annum of US$125,000 plus US$40,000 for each opened fitness center per annum. As such, our revenue from the License Agreement may increase by US$40,000 per store per annum based on the number of stores opened, but such revenue may be derived from fitness center openings in Indonesia, Singapore, and Malaysia rather than only being derived from mainland China, Hong Kong and/or Macau. In addition, based on the Company’s recent discussions with the licensee, the Company and the licensee have no current plans to open additional fitness centers in China (including Hong Kong and Macau) due to COVID-19 policies and market conditions and will continue to explore opportunities in Indonesia, Singapore, and Malaysia for licensing purposes. Accordingly, we have amended the disclosure on pages 2, 3, 54, and 58 of the Amended DRS.

2. Please ensure that you clarify the significance of the disclosure throughout your prospectus about markets in China to your business. For example, we note the disclosure on page 51 about the market size of China’s fitness industry. However, we note the disclosure on page F-7 that the company “conducts its primary operations of selling gym and fitness equipment in Australia.” As another example, we note the disclosure on page 52 about the market size of the nutrition supplements market in Mainland China; however, you mention in your response to prior comment 4 that “The Company’s future commercial strategies may include online sales of nutrition supplements internationally, including from and in China. However, the Company has not, to date, implemented such sales strategy, and the Company does not currently offer online sales of nutrition supplements in China or elsewhere.” Also, ensure that you clarify the significance of the disclosure throughout your prospectus about other markets to your business. For example, we note the disclosure about the growth of the global fitness industry on pages 5-6 and the disclosure on pages 51-52 about the various Nutrition Supplements markets other than the market in China.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended DRS on pages 6, 48, 51, and 52 to clarify the significance of the disclosure and to remove the disclosure regarding markets that do not represent a significant portion of the Company’s operations. Currently, sales in China do not constitute a material portion of the Company’s revenue and the Company conducts its primary operations of selling gym and fitness equipment in Australia. The Company is currently focused on expansion and growth both outside of Australia and within Australia, in addition to other international markets where business opportunities may present themselves to the Company and its management.

3. We note your response to prior comment 6. Please file as an exhibit the license agreement mentioned on page 2 or tell us why you have not filed the agreement as an exhibit.

Response: In response to the Staff’s comment, the Company has filed the License Agreement as an exhibit to the Amended DRS.

Interactive Fitness Equipment and Platform/Mobile Application, page 2

4. Please ensure that you update the disclosure in this section and throughout the prospectus to the extent applicable. For example, expand the disclosure in this section that you “expect to commercially launch these platforms in July 2022.”

Response: In response to the Staff’s comment, the Company has updated the disclosure relating to the anticipated launch of interactive fitness equipment and related platform/mobile application on pages 1, 2, 53 and 54 of the Amended DRS to indicate an anticipated launch of these platforms in November 2022.

Suppliers and Customers, page 56

5. We note your response to prior comment 12. Please revise page 56 to disclose, if applicable, any material affiliation or relationships between the company and the four suppliers that represent over 5% of the company’s supplies that are based in China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Amended DRS to reflect that there are no material affiliations or relationships between the Company and the four suppliers.

Management, page 63

6. We note your response to prior comment 16. Please revise the disclosure on page 63 to state when Mr. Robertson became the chief executive officer and a director of the registrant.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended DRS to state that Mr. Robertson was appointed Chief Executive Officer of the Company on May 13, 2022 and appointed as a director of the Company on April 22, 2022. In addition, Mr. Robertson was appointed Chief Executive Officer and Director of the Company’s operating subsidiary, GD Wellness Pty Ltd, on August 25, 2021.

Compensation of Directors, page 66

7. As requested in prior comment 18, please update your compensation disclosure in the “Compensation of Directors” section on page 66 for your recently completed fiscal year ended June 30, 2022. Also, ensure that you have updated the disclosure in the Summary Compensation Table on page 66 to include the compensation for Mr. Robertson for the fiscal year ended June 30, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Amended DRS to state the following:

For the fiscal year ended June 30, 2022, Ms. Lu was compensated $95,411 in salary and $10,972 in annuities, pensions and retirement benefits for services as director of GD.

For the fiscal years ended June 30, 2021 and 2022, we did not compensate any other executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the year ended June 30, 2022 earned by or paid to our principal executive officer, our principal financial officer, and our other most highly compensated executive officers (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)	Deferred Compensation Earnings	Other	Total ($)
Guy Adrian Robertson, CEO	2022	54,410	-	-	-	-	-	54,410
Jamarson Kong, CFO	2022	39,764	-	-	-	-	-	39,764

Signatures, page II-5

8. As requested in prior comment 25, below the second paragraph of text on the Signatures page, please include the signature of the principal financial officer, and the controller or principal accounting officer where the registration statement is signed by individuals and indicate the capacity in which each individual is signing.

Response: In response to the Staff’s comment, the Company has revised the signature page of the Amended DRS.

We thank the Staff for its review of the foregoing and believe the Amended DRS and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Liang Shih
Liang Shih

cc:	Guy Adrian Robertson
Chief Executive Officer
Fitell Corporation